UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-04777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL

INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

December 31, 2008 and 2007

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3-4

Notes to Financial Statements	5-12

Supplemental Schedules:
Schedules of Assets (Held at End of Year) at December 31, 2008	13-14
Exhibits:
23.0 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Plans”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 26, 2009

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008
	PIP	Hourly PIP
	(in thousands)
ASSETS
Investments held in Master Trust (Note 7)	$538,811	$2,063
Participant loans	8,006	193
Receivables:
Employer contributions	1,258	63
Participant contributions	1,415	7
Due from brokers for securities sold	1,073	1
Interest and dividends	229	1

Total receivables	3,975	72

Total assets	550,792	2,328

LIABILITIES
Accrued expenses	220	1
Due to brokers for securities purchased	1,103	1

Total liabilities	1,323	2

Net assets available for benefits, at fair value	549,469	2,326
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,884	57

Net assets available for benefits	$560,353	$2,383

	December 31, 2007
	PIP	Hourly PIP
	(in thousands)
ASSETS
Investments held in Master Trust (Note 7)	$692,450	$2,260
Participant loans	7,160	158
Receivables:
Employer contributions	1,109	20
Participant contributions	1,287	8
Due from brokers for securities sold	401	—
Interest and dividends	399	1

Total receivables	3,196	29

Total assets	702,806	2,447

LIABILITIES
Accrued expenses	265	1
Due to brokers for securities purchased	946	1

Total liabilities	1,211	2

Net assets available for benefits, at fair value	701,595	2,445
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,792	12

Net assets available for benefits	$703,387	$2,457

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

	PIP	Hourly PIP
	(in thousands)
Additions (Deductions)
Plan interest in Master Trust investment loss	$(149,298)	$(222)

Contributions:
Employer	24,002	483
Participant	33,765	171

Total contributions	57,767	654

Total additions (deductions)	(91,531)	432

Deductions
Benefits paid to participants	(49,969)	(573)
Administrative expenses	(1,464)	(3)

Total deductions	(51,433)	(576)

Net decrease before transfer of assets	(142,964)	(144)
Transfer of assets between the Plans	(70)	70

Net decrease	(143,034)	(74)
Net assets available for benefits:
Beginning of year	703,387	2,457

End of year	$560,353	$2,383

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

	PIP	Hourly PIP
	(in thousands)
Additions
Plan interest in Master Trust investment income	$40,777	$107

Contributions:
Employer	23,797	425
Participant	33,315	195

Total contributions	57,112	620

Total additions	97,889	727

Deductions
Benefits paid to participants	(59,662)	(319)
Administrative expenses	(1,592)	(3)

Total deductions	(61,254)	(322)

Net increase before transfer of assets	36,635	405
Transfer of assets between the Plans	(84)	84

Net increase	36,551	489
Net assets available for benefits:
Beginning of year	666,836	1,968

End of year	$703,387	$2,457

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the adoption of the Hourly PIP.

The Plans are sponsored by the Company and administered under the direction of the Administrative Committee. The Plans’ assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”) and the Plans’ administrator is the Company, acting by and through the Administrative Committee, and the recordkeeper is Hewitt Associates.

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc., the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Participants may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

The Company amended the PIP and Hourly PIP in 2008 to include automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee who is hired or rehired on or after January 1, 2008 is automatically enrolled for contributions equal to 2 percent of his or her compensation and any participant who does not have a contribution election in effect on March 1, 2008 or any subsequent March 1 is automatically enrolled for contributions equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by 1 percent as of the first April 1 that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the PIP or Hourly PIP. The automatic increases continue on each subsequent April 1 until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and contribution increases at any time.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

PIP and Hourly PIP participants are able to direct all contributions into one or more of 15 separate investment funds in 2008, and 14 separate investment funds in 2007, including a fund that is invested primarily in Mattel, Inc. common stock. Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel stock fund, or transfer more than 25 percent of their account balance to the Mattel stock fund. Participants are not required to allocate any funds to the Mattel stock fund, which allows participants to limit or eliminate their exposure to market changes in Mattel’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death, become fully vested in the balances of their accounts.

Participant Loans

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months, or 50 percent of the vested balance of their account. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, which is fixed for the duration of the loan. Interest rates on loans outstanding ranged from 5.0 to 10.5 percent at December 31, 2008 and December 31, 2007. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages to which the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future. Forfeitures for PIP were $2,496,000 and $1,195,000 in 2008 and 2007, respectively. Forfeitures for Hourly PIP were $55,000 and $44,000 in 2008 and 2007, respectively.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten or fifteen years, unless the distributable benefit is less than $1,000 in which case the payment shall be made in a lump sum.

Expenses of the Plans

Investment manager expenses are allocated to the funds and paid by the Plans, with all other expenses paid by the Company. Expenses paid by the Company were nominal in 2008 and 2007.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting. The Hourly PIP financial statements include the account balances and activity for all individuals that participated in the Hourly PIP at any time during that particular year, and the PIP financial statements include all other participant balances and activity.

The Plans account for investment contracts in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-4-1). FSP AAG INV-1 and SOP 94-4-1 requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in investment contracts through the Master Trust. In particular, FSP AAG INV-1 and SOP 94-4-1 affect the presentation of the amounts related to the Plans’ participation in the stable value fund. As required by FSP AAG INV-1 and SOP 94-4-1, the statements of net assets available for benefits present the fair value of the investment contracts, as well as separately presenting adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Participant Loans

The Plans’ investments are stated at fair value. The fair value of the Plans’ interest in the Master Trust is based on the specific interest that each of the Plans has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows:

The Master Trust’s investments in the underlying mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. The Master Trust’s investments in the underlying common and commingled trust funds are valued at the net asset value of shares held by the Master Trust at year-end. Investments in common stock, including the Mattel stock fund, are stated at fair value using quoted market prices reported on the active market upon which the individual securities are traded. The Master Trust’s underlying investments in the stable asset fund, which holds primarily guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”), are valued at fair value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the representative quoted market prices of the underlying investments reported on the active market upon which the individual securities are traded. The underlying investments are primarily comprised of high quality, intermediate term fixed income securities. The fair value of the synthetic GICs’ wrapper is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully-benefit responsive and thus presented at contract value, which is equal to the principal balance plus accrued interest.

Participant loans are stated at amortized cost, which approximates fair value.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid as of December 31, 2008 totaled $895,000 and $0 for PIP and Hourly PIP, respectively. Benefits due to participants but unpaid as of December 31, 2007 totaled $177,000 and $3,000 for PIP and Hourly PIP, respectively.

Risks and Uncertainties

The Plans, through their investments in the Master Trust, invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plans’ investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Investment Contracts

The Plans hold both GICs and synthetic GICs in the Master Trust. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily comprised of high quality, intermediate term fixed income securities owned by the Plans. The synthetic GICs provide for a variable crediting rate, as negotiated with the contract issuer, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum 0% crediting rate. The average yield earned on the underlying investments equaled approximately six percent in 2008 and five percent in 2007. The average yield earned reflecting actual crediting rates to participants equaled approximately four percent in 2008 and five percent in 2007.

As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plans by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2008 and 2007, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plans to transact at contract value with the insurance company and the financial institution issuer. Such events may include but are not limited to: (1) amendments to the Plans’ documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events that cause a significant withdrawal from the Plans, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and wrap contracts with the Plans and settle at an amount different from the contract value. Such events may include but are not limited to: management of the portfolio which is not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder that becomes untrue in any material way, replacement of the advisor without prior consent of the issuer, termination of fund, fund ceases to qualify as a group trust or the Plans cease to meet the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service, dated March 11, 2009, that confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ tax counsel believe the Plans are designed, and are currently being operated, in compliance with the applicable provisions of the Internal Revenue Code.

5.	Related-Party Transactions

The Plans had transactions in the common stock of the Company and Wells Fargo, and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. Purchases and sales of the Company’s common stock totaled $2,161,000 and $2,212,000, respectively, during 2008. Purchases and sales of the Company’s common stock totaled $2,682,000 and $4,789,000, respectively, during 2007. The Company also pays certain expenses of the Plans, although nominal in amount. The Company and Wells Fargo are parties-in-interest. The Plans’ investment managers include AXA Rosenberg, Barclay’s Global Investors, Institutional Capital, Morley Capital, Northern Trust Corporation, and Pyramis Global Advisors, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

6.	Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

7.	Investments Held in Master Trust

The Plans’ assets are held in the Master Trust, except for participant loans, and the assets of the Master Trust are held by the Trustee. Each of the participating Plans has a specific interest in the Master Trust. Assets, net investment income, and gains and losses of the Master Trust are allocated to the Plans according to the elections of participants within each of the Plans. As of December 31, 2008 and 2007, the PIP’s interest in the investments in the Master Trust equaled 99.6 and 99.7 percent, respectively. As of December 31, 2008 and 2007, the Hourly PIP’s interest in the investments in the Master Trust equaled 0.4 and 0.3 percent, respectively. Investments and investment income (loss) of the Master Trust were allocated based upon each Plans’ interest within each of the investment funds held by the Master Trust.

A summary of the investments held in the Master Trust is as follows (in thousands):

	December 31, 2008
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)***	$222,033	*	$1,173	*	$223,206
Common and commingled trust funds:
S&P 500 Equity Index Fund**	67,134	*	145	*	67,279
International Equity Index Fund**	37,124	*	51		37,175
Intermediate Bond Index Fund**	24,801		78		24,879
Wilshire 4500 Equity Index Fund**	14,693		34		14,727
LifePath 2020 Index Fund**	10,487		104		10,591
LifePath 2030 Index Fund**	8,446		68		8,514
LifePath 2010 Index Fund**	7,825		96		7,921
LifePath 2040 Index Fund**	5,439		66		5,505
LifePath Retirement Index Fund**	3,639		21		3,660
International Equity Fund**	958		2		960

Total common and commingled trust funds	180,546		665		181,211
Mutual fund:
Long-Term US Government Bond Fund	20,812		74		20,886

Total mutual funds	20,812		74		20,886
Common stock:
Large Cap Equity Fund**	60,289	*	52		60,341
Small/Mid Cap Equity Fund**	35,566	*	53		35,619
Mattel Stock Fund**	19,565		46		19,611

Total common stock	115,420		151		115,571

Total investments held in Master Trust	$538,811		$2,063		$540,874

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

***	Contract value for the Stable Asset Fund is $232,917 and $1,230 for the PIP and Hourly PIP, respectively.

	December 31, 2007
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)***	$195,326	*	$1,277	*	$196,603
Common and commingled trust funds:
S&P 500 Equity Index Fund**	112,672	*	252	*	112,924
International Equity Index Fund**	81,613	*	115	*	81,728
Wilshire 4500 Equity Index Fund**	26,109		60		26,169
Intermediate Bond Index Fund**	20,636		71		20,707
LifePath 2020 Index Fund**	11,521		27		11,548
LifePath 2030 Index Fund**	9,708		13		9,721
LifePath 2010 Index Fund**	8,306		27		8,333
LifePath 2040 Index Fund**	5,451		59		5,510
LifePath Retirement Index Fund**	3,023		10		3,033

Total common and commingled trust funds	279,039		634		279,673
Mutual fund:
Long-Term US Government Bond Fund	13,414		70		13,484

Total mutual funds	13,414		70		13,484
Common stock:
Large Cap Equity Fund**	113,178	*	102	*	113,280
Small/Mid Cap Equity Fund**	68,433	*	113	*	68,546
Mattel Stock Fund**	22,864		64		22,928

Total common stock	204,475		279		204,754
Other	196		—		196

Total investments held in Master Trust	$692,450		$2,260		$694,710

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

***	Contract value for the Stable Asset Fund is $197,118 and $1,289 for the PIP and Hourly PIP, respectively.

A summary of the Master Trust’s investment (loss) income is as follows (in thousands):

	2008	2007
Net investment (loss) income:
Interest, dividends and other	$14,597	$14,901
Net (depreciation) appreciation	(164,117)	25,983

	$(149,520)	$40,884

The Master Trust’s investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, (depreciated) appreciated as follows (in thousands):

	2008
	PIP	Hourly PIP	Total
Common and commingled trust funds	$(92,945)	$(214)	$(93,159)
Mutual funds	1,299	5	1,304
Common stock	(72,174)	(88)	(72,262)

Net depreciation in fair value of investments	$(163,820)	$(297)	$(164,117)

	2007
	PIP	Hourly PIP	Total
Common and commingled trust funds	$18,242	$34	$18,276
Mutual funds	468	2	470
Common stock	7,237	—	7,237

Net appreciation in fair value of investments	$25,947	$36	$25,983

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Fair Value Measurements

The Plans adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, on January 1, 2008, which clarifies that fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. Under SFAS No. 157, fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plans. Unobservable inputs are those that reflect the Plans’ assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plans’ assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plans’ financial assets measured and reported in the financial statements at fair value include the following (in thousands):

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments held in Master Trust:
Short-term investment fund	$—	$17,953	$—	$17,953
Mattel common stock	18,385	—	—	18,385
Common stock	92,747	—	—	92,747
Common and commingled trust funds	—	181,211	—	181,211
Mutual fund	20,886	—	—	20,886
Guaranteed investment contracts	—	209,692	—	209,692

Total investments held in Master Trust	$132,018	$408,856	$—	$540,874

Investments held by the Plans:
Participant loans	$—	$—	$8,199	$8,199

The following is a reconciliation of the changes in fair value of the Level 3 assets for the year ended December 31, 2008 (in thousands):

	Participant Loans
	PIP	Hourly PIP
Balance at January 1, 2008	$7,160	$158
Issuances and settlements, net	846	35

Balance at December 31, 2008	$8,006	$193

9.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the PIP financial statements to the Form 5500 (in thousands):

	2008	2007
Net assets available for benefits per the financial statements	$560,353	$703,387
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(10,884)	(1,792)
Benefits due to participants but unpaid at year-end	(895)	(177)
Loans classified as uncollectible per the Form 5500	(5)	(6)

Net assets available for benefits per the Form 5500	$548,569	$701,412

The following is a reconciliation of the net (decrease) increase in the net assets available for benefits per the PIP financial statements to the Form 5500 (in thousands):

	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(143,034)	$36,551
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(9,092)	(1,792)
Benefits due to participants but unpaid at year-end	(718)	96
Deemed distributions of participant loans per the Form 5500	1	17

Net (decrease) increase in net assets available for benefits per the Form 5500	$(152,843)	$34,872

The following is a reconciliation of net assets available for benefits per the Hourly PIP financial statements to the Form 5500 (in thousands):

	2008	2007
Net assets available for benefits per the financial statements	$2,383	$2,457
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(57)	(12)
Benefits due to participants but unpaid at year-end	—	(3)

Net assets available for benefits per the Form 5500	$2,326	$2,442

The following is a reconciliation of the net (decrease) increase in the net assets available for benefits per the Hourly PIP financial statements to the Form 5500 (in thousands):

	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(74)	$489
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(45)	(12)
Benefits due to participants but unpaid at year-end	3	(1)

Net (decrease) increase in net assets available for benefits per the Form 5500	$(116)	$476

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Participant Loans	As of December 31, 2008, interest rates on loans outstanding ranged from 5.0 percent to 10.5 percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2009 to 2023.		8,006,000

				$8,006,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Participant Loans	As of December 31, 2008, interest rates on loans outstanding ranged from 5.0 percent to 9.25 percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2009 to 2023.		193,000

				$193,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan Mattel, Inc. Hourly Employee Personal Investment Plan

Date: June 26, 2009	By:	/s/ DIANNE DOUGLAS
Dianne Douglas Treasurer and Senior Vice President, Investor Relations Mattel, Inc.